Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, KY  40223

April 13, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:              Christian Windsor
Special Counsel

Re:          Porter Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 6, 2012
(File No. 001-33033)

Dear Mr. Windsor:

Porter Bancorp, Inc. ("Porter") hereby submits the following responses to comments in the letter from the Commission's staff dated April 13, 2012.

Increase in Authorized Shares, page 32

General

1.
We note your statement that the shares of voting and non-voting common stock to be authorized by the amendment will be available for general corporate purposes. Please amend your proxy statement to explain what you mean by “general corporate purposes.”

Response:
The first paragraph on page 32 of the proxy statement has been revised in response to the comment.

Reasons for the Amendment, page 32

2.
Please revise your filing to indicate whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please revise your disclosure to include materially complete descriptions of the future acquisitions and financing transactions. If not, please clearly state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Response:
The second paragraph on page 33 of the proxy statement has been revised in response to the comment.

Amendment of Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan, page 33

3.
We note your statement that the proposed amendment to the plan would provide that each non−employee director of Porter Bancorp would be awarded restricted shares having a fair market value of $25,000 annually and each non−employee director of PBI Bank would be awarded restricted shares having a fair market value of $5,000 annually. Revise your proxy to indicate the number of shares, not just the dollar amount, which would be awarded pursuant to the proposed amendment. Refer to Item 10 of Schedule 14A.

Response:
The first paragraph on page 34 of the proxy statement has been revised in response to the comment.

Porter Bancorp, Inc. hereby acknowledges that:

●	Porter Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

●	Porter Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (502) 499-4773, or our counsel, Alan K. MacDonald of Frost Brown Todd LLC (telephone 502.568.0277)  if you have any questions or require any further information with respect to these matters.

Sincerely,

/s/ Phillip W. Barnhouse

Phillip W. Barnhouse
Chief Financial Officer

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